September 28, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christine Westbrook
Ms. Mary Beth Breslin

Re:	Durect Corporation
Registration Statement on Form S-3
Filed August 2, 2018
File No. 333-226518

Ladies and Gentlemen:

Durect Corporation (the “Company”) respectfully submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “SEC”) received by letter dated September 21, 2018, relating to the Company’s Registration Statement on Form S-3 (File No. 333-226518) filed with the Commission on August 2, 2018 (the “Form S-3”) and the Company’s Amendment No. 1 to its Form S-3, filed with the Commission on September 12, 2018 (the “Amendment No. 1”). We are concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

In this letter, the Company has recited the comments from the Staff in italicized, bold type and has followed each comment with the Company’s response thereto.

Amendment No. 1 to Form S-3

Incorporation of Certain Documents by Reference, page 25

1.

Your statement that you are incorporating all documents filed until the end of your offering is not sufficient to incorporate the reports you have filed after the initial date of this amendment and prior to effectiveness of the registration statement. For guidance, refer to Securities Act Forms, Compliance and Disclosure Interpretations Question 123.05 and revise to incorporate these reports specifically.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Registration Statement to incorporate by reference all filings filed by us after the date of the initial filing of the Form S-3 of which the prospectus is a part and prior to the effectiveness of the Form S-3.

Please direct your questions or comments regarding this letter or Amendment No. 2 to the Registration Statement to the undersigned at (408) 777-1417. Thank you for your assistance.

Sincerely,

DURECT CORPORATION

By:	/s/ James E. Brown
Name: James E. Brown
Title: Chief Executive Officer

cc:

Stephen Thau

Alfredo B.D. Silva

Morrison & Foerster LLP